China Digital TV Holding Co., Ltd.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 30, 2010

INTRODUCTION

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of China Digital TV Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at the Annual General Meeting of Shareholders (the “Annual General Meeting”) of the Company to be held at 22th Floor, Onfem Tower, 29 Wyndham Street, Central, Hong Kong SAR, on December 30, 2010, at 10:00 a.m., Hong Kong time, and at any adjournments or postponements of the Annual General Meeting.

The Board of Directors has established November 30, 2010 as the date used to determine those record holders of the Company’s ordinary shares to whom the notice of the Annual General Meeting will be sent (the “Shareholders Record Date”). The Board of Directors has also established November 30, 2010 as the date used to determine those record holders of the Company’s American Depositary Shares (the “ADSs”) to whom the notice of the Annual General Meeting will be sent (the “ADS Holders Record Date”). If you properly cast your vote by executing and returning the enclosed proxy card (and, in the case of shareholders, if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card but do not give instructions as to how to vote, your proxy will be voted FOR the proposal described in this proxy statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to Mr. Yuan Yuan at the Company, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of the Annual General Meeting no later than two hours prior to the commencement of the Annual General Meeting or of any adjournments or postponements of the Annual General Meeting. The attendance at the Annual General Meeting in person by a shareholder will automatically revoke any proxy given.

Quorum and Voting Requirements

Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative holding shares representing in the aggregate no less than one third in nominal value of the total outstanding voting shares in the Company will constitute a quorum for all purposes.

The affirmative vote of two-thirds of the outstanding voting shares present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative is required to approve special resolutions. The affirmative vote of a majority of the outstanding voting shares present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative is required to approve ordinary resolutions.

Expenses of Solicitation

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. The Company will reimburse the depositary bank for the ADSs, Deutsche Bank Trust Company Americas, for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

Annual Report

A copy of the Company’s Annual Report for the fiscal year of 2009 is available through the Company’s website at http://ir.chinadtv.cn. The Company will also provide a hard copy of the Company’s complete audited financial statements free of charge to the shareholders upon request. Our Annual Report does not constitute proxy soliciting material.

PROPOSALS

-	Ordinary Resolutions to Re-elect Songzuo Xiang as a Class III Directors
-	Ordinary Resolutions to Elect Ng Ching Wah as Class III Directors
-	Ordinary Resolutions to Elect Jian-Yue Pan as Class III Directors

Our Board of Directors currently consists of seven members, each serving a three-year term. The terms of the directors are staggered. Three directors’ terms expire at this year’s Annual General Meeting. The Board of Directors has nominated the incumbent director Songzuo Xiang for a new term to expire at the Annual General Meeting of Shareholders of the Company to be held in 2013. Gongquan Wang and Rui Lu will retire from the Board of Directors and will not seek re-election when their terms expire.

Songzuo Xiang, 45, has been an independent director of our company since September 2008. Dr. Xiang is the editor-in-chief of the Global Business & Finance magazine, a Chinese business publication sponsored by the Development Research Center of the State Council. Dr. Xiang is currently an independent director of AirMedia Group Inc., a Nasdaq listed Company. Dr. Xiang was also the chairman of Hurray! Solutions Ltd. from 2000 to 2003. From 1995 to 1998, Dr. Xiang was deputy director of the Fund Planning Department at the Shenzhen branch office of the People’s Bank of China. Dr. Xiang holds a master's degree in international affairs from Columbia University, a doctorate degree and a master's degree in economics from Renmin University of China and a bachelor's degree in mechanical engineering from Huazhong University of Science and Technology.

Ng Ching Wah, 61, serves as the director and member of the executive committee for Advanced Info Service Public Company Limited, a Thailand listed company, since 2008. He is also a non-executive independent director of Pacific Textiles Holdings Limited since 2007. During 2001 to 2007, Mr. Ng was the Chief Executive Officer of Hong Kong CSL Limited. Prior to CSL, he served as a Managing Director of PCCW Mobility Services Limited from 1999 to 2001. Prior to that, Mr. Ng was the Chief Executive Officer of SmarTone Telecommunications Holdings Limited, a Hong Kong listed company from 1996 to 1999. Mr. Ng is the Honorary Advisor of the Communications Association of Hong Kong. He also served as the council member of Hong Kong Trade Development Council. Mr. Ng graduated from the Chinese University of Hong Kong in 1975, with a bachelor’s degree in Business and Administration.

Jian-Yue Pan, 43, serves as the Global Vice President and Asia Pacific President of Synopsys, Inc, a worldwide leading company in electronic design automation (EDA) software and IP for semiconductor design. Since 1995, Mr. Pan has been taking different positions at Synopsys as China Chief Representative, Director of China Sales. Prior to Synopsys, Mr. Pan held sales and management roles in Mentor Graphics, a US based company. Prior to that, he held research and development roles in the Chinese Academy of Sciences. Mr. Pan is currently an independent director of Beijing Lanxum Technology Co. Ltd., a Chinese A-share listed company. Mr. Pan holds a master’s degree and a bachelor’s degree in engineering from Tsinghua University in Beijing, and an Executive MBA degree from China-Europe International Business School (CEIBS).

The Board of Directors recommends a vote FOR the re-election of Songzuo Xiang. The Board of Directors recommends a vote FOR the election of Ng Ching Wah and Jian-Yue Pan.

OTHER MATTERS

As of the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

/s/ Jianhua Zhu
Jianhua Zhu
Chairman and Chief Executive Officer
Beijing, China